AM
3-24-2004

[redacted]

U.S. GE COMMISSION M 3/23
20549

04017562

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-49730

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harris Investor Services LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center – 501 Plaza II
(No. and Street)

RECEIVED
FEB 2 7 2004
187
PROCESSING SECTION

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Smyth (312) 461-6001
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1 N. Wacker Chicago IL 60606
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (Loss)**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
X	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
X	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
	(k)	**A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
X	(n)	**Independent auditors report on internal accounting control.**
	(o)	**Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts**
	(p)	**Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act**
X	(q)	**Exemptive Provisions**

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Consolidated Financial Condition
Supplemental Report on Internal Control
See also PUBLIC report filed simultaneously herewith:
Commodity Exchange Act:
Statement of Consolidated Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Schedule of Segregation Requirements and Funds in Segregation
- Customers' Regulated Commodity Futures and Options Accounts

Schedule of Secured Amounts and Funds Held in Separate Accounts for
- Foreign Futures and Foreign Option Customers

Supplemental Report on Internal Control

OATH OR AFFIRMATION

STATE OF ILLINOIS)
COUNTY OF COOK) SS:

I, Michael J. Smyth, being duly authorized and sworn, affirm that I am an officer of Harris Investor Services LLC, and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of the Company for the year ended December 31, 2003 are true and correct. I further represent that neither the Limited Liability Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Michael J. Smyth
Chief Financial Officer

"OFFICIAL SEAL"
HELEN K. SCHUBBE
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 11/27/05

Subscribed and sworn to before me
this 24th day of February, 2003.

Notary Public

Harris Investor Services LLC
Statement of Financial Condition
December 31, 2003
(in thousands)

ASSETS

Cash and cash equivalents	$	2,613
Reverse repurchase agreements		168,623
Receivable from clearing broker-dealer and clearing organizations (net of allowance of $860)		910
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $4,738)		11,177
Intangible assets, net of accumulated amortization of $17,316		81,189
Deferred tax asset		168,537
Accounts receivable and other assets		4,208
Total assets	$	437,257

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation and related benefits		10,539
Accounts payable and accrued expenses		10,466
Total liabilities		21,005
Liabilities subordinated to claims of general creditors		87,000
Commitments and contingencies (see Note 5)		-
Member's equity		329,252
Total liabilities and member's equity	$	437,257

The accompanying notes are an integral part of these financial statements.